November 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attn:	Mr. Gabriel Eckstein
Ms. Mary Beth Breslin

Re:	C&D Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 9, 2010
File No. 333-170056

Ladies and Gentleman:

This letter is submitted on behalf of C&D Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated November 18, 2010 to Ian J. Harvie, Senior Vice President and Chief Financial Officer of the Company (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) that was filed with the Commission on November 9, 2010. Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on the date hereof. For your convenience, we will supplementally provide the Staff via overnight courier with four (4) copies of Amended Registration Statement, which has been marked to show the changes to the Registration Statement.

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface. All page references in the Company’s response are to Amended Registration Statement as marked.

Registration Statement on Form S-4

1. We note that the Supporting Noteholders have purchased additional notes after the public announcement of the exchange offer. Please advise us as to how those purchases complied with Rule 14e-5.

The Company is of the view that the Supporting Noteholders’ purchase of additional notes after the public announcement of the exchange offer fully complies with Rule 14e-5. Rule 14e-5 prohibits a “covered person” from directly or indirectly purchasing or arranging to purchase any subject securities (i.e., the 2005 Notes or the 2006 Notes) except as part of the

Securities and Exchange Commission

Division of Corporation Finance

November 23, 2010

exchange offer. Rule 14e-5 defines “covered person”, in relevant part,1 as (i) an offeror and its affiliates or (ii) any person acting, directly or indirectly, in concert with the offeror or its affiliates in connection with any purchase or arrangement to purchase the subject securities (i.e., the 2005 Notes or the 2006 Notes). The Company believes the neither of the Supporting Noteholders are covered persons for the following reasons:

(i) Rule 14e-5(c)(3)(i): “An offeror and its affiliates”:

As used in Rule 14e-5, an affiliate is defined as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” As noted in our response letter to the Staff, dated November 9, 2010 (the “Initial Response”), no Supporting Noteholder currently has or has had any representatives or designees on the Company’s board of directors. Additionally, to our knowledge, only one Supporting Noteholder is deemed to be a beneficial owner of our Common Stock solely through its ownership of a certain amount of the Notes but none of the Supporting Noteholders directly own any Common Stock of the Company. Moreover, the Supporting Noteholders do not, either directly or indirectly, have any current voting rights or any contractual rights pursuant to the Support Agreement or otherwise to control the management or direction of the Company prior to the completion of the Restructuring. The Company has an independent board of directors that controls the direction and management of the Company.

Moreover, while the Supporting Noteholders will hold a significant percentage of the outstanding Common Stock of the Company if the Restructuring is consummated, and the Supporting Noteholders will have the power to designate a majority of the board of directors after the consummation of the Restructuring, these rights are not indicia of current control. All rights which the Supporting Noteholders could have with regard to their possible stock ownership, including the ability to designate individuals to become directors of the Company, occur only after, and subject to, the successful completion of the Restructuring. As noted in our Initial Response, the Company and the Supporting Noteholders negotiated these terms throughout its restructuring process and had divergent interests during the those negotiations. As such, these terms are the product of arm’s-length business negotiations concerning events which will only occur if the Restructuring is consummated and, therefore, do not provide either Supporting Noteholder with control of the Company at any time prior to the consummation of the Restructuring.

(ii) Rule 14e-5(c)(3)(iv): “Any person acting directly, or indirectly, in concert with [the offeror] in connection with any purchase or arrangement to purchase any subject securities or any related securities”:

The Company was not involved in the purchase of additional Notes after the public announcement of the Exchange Offer.

[1]	We note that neither 14e-5(c)(3)(ii) nor (iii) are applicable in this case and they do not appear to be contemplated in the Staff’s question and, therefore, are not addressed herein.

Securities and Exchange Commission

Division of Corporation Finance

November 23, 2010

The Company became aware of a Supporting Noteholder’s purchase of additional Notes only after the Supporting Noteholder filed an amendment to a Schedule 13D on November 10, 2010. At no point did the Supporting Noteholder directly or indirectly contact the Company or inform the Company of its intent to purchase additional Notes; the Supporting Noteholder’s purchase occurred without any discussion or interaction with C&D. None of the Company, any of its affiliates, nor any of their respective representatives were involved in any way in connection with such purchases by the Supporting Noteholder. It is the Company’s understanding that all purchases by the Supporting Noteholder were made on the open market. As such, we respectfully submit that the purchasing Supporting Noteholder did not act in concert with the offerer or its affiliates in connection with its purchases of additional securities.

For the reasons stated above, the Supporting Noteholder who purchased securities is not a “covered person” as defined by Rule 14e-3(c)(3) and as such the purchases do not fall under the purview of Rule 14e-5.

2. We note your response to comment one in our letter dated November 1, 2010; however, we reissue our comment. Although we note that the issuer is obligated to make the cash payment of approximately $750,000 to Angelo Gordon and Bruce & Co. regardless of whether the exchange offer is consummated, we also note that it appears that the cash payment was offered at least in part as an inducement to tender in the exchange offer and that the payment is for costs incurred at least in part in connection with the exchange offer. Please revise or advise us as to why you believe the cash payment should not be viewed as consideration for securities tendered in the exchange offer.

We note that the Company is only required to pay the Supporting Noteholders’ reasonable out-of-pocket fees and expenses, and such expenses will include only payment to third-party legal and financial advisors. The payment of these third-party fees and expenses was only agreed to by the Company after extensive arm’s-length negotiations and are customary in discussions with creditors to help formulate the terms of a viable restructuring plan that would be acceptable to all constituencies. Moreover, the Company agreed to the pay the Supporting Noteholders’ reasonable out-of-pocket fees and expenses not only if the Exchange Offer was not consummated, but also if the registration statement governing the terms of the Exchange Offer was never filed (see Sections 4(d) and 8(b) of the Support Agreement). Thus, under the terms of the Support Agreement, the Company could have not filed the registration statement for the Exchange Offer, and instead pursued and consummated the Prepackaged Plan and would still be required to pay the Supporting Noteholders’ fees and expenses. Furthermore, the payment of expenses to the Supporting Noteholders served as consideration for, among other things, the commitments and representations of the Supporting Noteholders set forth Section 3 of the Support Agreement, including agreement from the Supporting Noteholders not to exercise remedies of direct the trustee to exercise remedies under the terms of the indentures covering the Notes for any default or event of default that has occurred or may occur thereunder until the earlier of the date on which the Restructuring is completed or termination of the Support Agreement. Such commitments from the Supporting Noteholders were vital to the Company at the time the Company entered into the Support Agreement for reasons set forth in the Registration Statement and the Company exercised its reasonable business judgment that the consideration to the Supporting Noteholders payable in connection with the entering into the Support Agreement was necessary in light of the totality of circumstances surrounding options available to the Company to continue as a going concern.

As such, we respectfully submit that the Company’s payment of the Supporting Noteholders’ fees and expenses is meant only as a means to reimburse the Supporting Noteholders’ for their out-of-pocket fees and expenses and was the consideration for the Supporting Noteholders agreements and commitments contained in the Support Agreement after extensive negotiations irrespective of the consummation of the Exchange offer. Thus, the sole consideration for the tender of notes in the Exchange Offer is Common Stock of the Company.

3. We note your response to comment four in our letter dated November 1, 2010. Please revise throughout the document to indicate that you are conducting two separate exchange offers. In addition, please revise to disclose the maximum number of shares of common stock being offered for the 2005 Notes and the maximum number of shares of common stock being offered for the 2006 Notes. We note that you have already included these maximum amounts in the fee table but the amounts do not appear in the disclosure document. Furthermore, please revise to clarify that if each offer is oversubscribed, you will accept tendered securities on a pro rata basis per class; in other words, that you will have separate proration pools for each class of notes. Refer to Rule 13e-4(f)3).

Securities and Exchange Commission

Division of Corporation Finance

November 23, 2010

The Company has revised the Amended Registration Statement to indicate that the Company is conducting two separate exchange offers and to disclose that the maximum number of shares of common stock being offered for the 2005 Notes is 297,163,445 shares and that the maximum number of shares of common stock being offered for the 2006 Notes is 205,915,534. The Company has also revised the Amended Registration Statement to disclose that there will be separate proration within each tender offer in accordance with Rule 13e-4(f)(3).

4. We note your response to comment five in our letter dated November 1, 2010; however, we reissue our comment. For example, we note that you state that for each $1.000 of principal amount of the 2005 Notes, holders will receive between 2,031.91 and 3,962.31 shares of common stock depending on the total amount of principal of the 2005 Notes tendered. Noteholders who tender will not know the exact number of common shares they will receive until after expiration. Please revise to disclose an exact number of common shares for each $1.000 of principal amount of the 2005 Notes and an exact number of common shares for each $1.000 of principal amount of the 2006 Notes.

The Company has revised the Amended Registration Statement to disclose that holders of 2005 Notes will receive 3,962.18 shares of common stock for each $1,000 of principal amount tendered in the exchange offer and that holders of 2006 Notes will receive 3,959.91 shares of common stock for each $1,000 of principal amount tendered in the exchange offer.

Noteholders’ Advisors and Agents, page 103

5. Please revise to describe the nature of the fees and expenses that will be paid by the issuer, that the total amount may exceed your current estimate, and that there is no cap on the amount payable.

The Company has amended page [17] of the Amended Registration Statement to disclose that the fees and expenses that will be paid by the Company are out-of-pocket fees and expenses of the Supporting Noteholders payable to any third-party legal and financial advisors, and that the amount of the fees and expenses of the Supporting Noteholders payable by the Company is not subject to a maximum amount.

Treatment of Classified Claims, Page 116

6. We note your response to comment 21 in our letter dated November 1, 2010; however, we reissue our comment. Please revise to clarify whether the issuer’s other material indebtedness, including the existing credit facility, and the China line of credit fall under Class 2 or other claim class.

The Company has revised page [116] of the Amended Registration Statement to clarify that claims under the China line of credit do not fall under any claim class, as the borrower in the

Securities and Exchange Commission

Division of Corporation Finance

November 23, 2010

China line of credit facility is a subsidiary of the Company that the Company does not anticipate will be a debtor in the contemplated Chapter 11 case. The Company has revised page [116] of the Amended Registration Statement to clarify that the existing credit facility is the same as the Senior Credit Facility and, therefore, claims under the existing credit facility fall under Class 2 – Senior Credit Facility Claims.

Settlement, Release, Injunction and Related Provisions, page 135

Discharges of Claims and Termination of Interests, page 135

7. We note your responses to comment 28 in our letter dated November 1, 2010. Please revise to include the following disclosure:

“Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or Confirmation Order, no provision shall release any non-debtor, including any of the Third Party Releases and/or Debtor Releases, from liability in connection with any legal action or claim brought by the United States Securities and Exchange Commission.”

The Company has revised page [135] of the Amended Registration Statement and page [A-28] of the Prepackaged Plan to include the requested disclosure.

Exhibits

8. Please revise the exhibit index to indicate that the Restructuring Support Agreement was filed as an exhibit to your recent form 10-Q, rather than Form 8-K

The Company has revised the Exhibit Index of the Amended Registration Statement to indicate that the Restructuring Support Agreement was filed as an exhibit to its recent form 10-Q.

* * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

Securities and Exchange Commission

Division of Corporation Finance

November 23, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact Joseph L. Johnson III, Esq. of Goodwin Procter LLP, our outside counsel, at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Ian J. Harvie

Ian J. Harvie

Senior Vice President and Chief Financial Officer

cc:	Ettore A. Santucci, Esq.

Joseph L. Johnson III, Esq.

  Goodwin Procter LLP